Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

KKR Private Equity Investors Reports Results for Quarter Ended

September 30, 2008

NAV per Unit of $18.85 as of September 30, 2008

Guernsey, Channel Islands, November 3, 2008 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that invests its assets in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. (“KKR”), today reported its financial results for the quarter and nine months ended September 30, 2008.  As of September 30, 2008, KPE’s net asset value (“NAV”) was $3,862.3 million, or $18.85 per unit.

George R. Roberts, Co-Founder of KKR and Co-Chairman of KPE’s Managing Partner’s Board of Directors, commented, “As the decline in KPE’s quarterly NAV evidences, some of our investments faced reduced valuations during the third quarter as a result of the extraordinary turbulence in the global capital markets.  We are redoubling our already extensive efforts to improve the operations of our companies in anticipation of a weaker economic environment.  The vast majority of our companies continue to perform well - growing revenues, growing EBITDA, increasing margins and paying down debt - due to our continuous focus on long term value creation.”

Results of Operations

Operating results of KPE for the quarter ended September 30, 2008 are highlighted as follows:

•                  Net unrealized depreciation on investments and foreign currency transactions was $649.0 million.  The most significant changes in the unrealized fair value of investments from June 30, 2008 to September 30, 2008 were:

•	A decrease of $132.8 million in the value of the investment in Energy Future Holdings Corp. (“EFH”), which was marked from 1.4 times cost as of June 30, 2008 to 1.0 times as of September 30, 2008;
•

A net decrease of $95.4 million in the value of the investment in NXP B.V. (“NXP”), which was marked on a U.S. dollar basis from 0.9 times cost as of June 30, 2008 to 0.5 times as of September 30, 2008, and the related foreign currency exchange contract;

•

A decrease of $81.2 million in the value of the investment in Aero Technical Support & Services S.à r.l. (“ACTS”), which was marked on both a Canadian dollar and U.S. dollar basis from 0.7 times cost as of June 30, 2008 to nil as of September 30, 2008;

•	A decrease of $62.9 million in the value of the convertible senior note investment in Sun Microsystems, Inc. (“Sun”);
•

A net decrease of $45.7 million in the value of the investment in KION Group GmbH (“KION”), which was marked on a Euro basis from 1.0 times cost as of June 30, 2008 to 0.7 times as of September 30, 2008, and the related foreign currency exchange contract. Including the impact of foreign currency translation, the KION investment was marked on a U.S. dollar basis from 1.0 times to 0.8 times as of September 30, 2008;

•	A decrease of $45.2 million in the value of the investment in Capmark Financial Group Inc. (“Capmark”), which was marked from 1.1 times cost as of June 30, 2008 to 0.8 times as of September 30, 2008;
•

A decrease of $44.6 million in the value of the investment in Alliance Boots GmbH (“Boots”), which related entirely to the impact of the change in the exchange rate from British pounds sterling to U.S. dollars during the quarter ended September 30, 2008;

•	A net decrease of $32.5 million in the value of the convertible preferred stock investment in Orient Corporation (“Orico”) and the related foreign currency exchange contract;
•	A decrease of $25.5 million in the value of a fixed income investment;
•	A decrease of $21.2 million in the value of the investment in The Nielsen Company, B.V. (“Nielsen”), which was marked from 1.2 times cost as of June 30, 2008 to 1.1 times as of September 30, 2008; and
•

A net increase of $21.4 million in the value of the investment in PagesJaunes Groupe S.A. (“PagesJaunes”), based on a market quotation on a U.S. dollar basis and the related foreign currency exchange contract.

•	Net investment loss was $27.2 million, which principally represented general and administrative expenses, interest expense and management fees, offset by interest and dividend income;

•

Net realized loss on investments and foreign currency was $19.7 million. The net realized loss was primarily comprised of $2.8 million from the sale of opportunistic investments in public equities and derivative instruments and $17.9 million from the sale of investments by Strategic Capital Institutional Fund, Ltd. (“SCF”); and

•	The net decrease in net assets resulting from operations was $695.9 million and KPE’s total return was (15.3) percent during the quarter.

Operating results of KPE for the nine months ended September 30, 2008 are highlighted as follows:

•

Net unrealized depreciation on investments and foreign currency transactions was $999.5 million.  The most significant changes in the unrealized fair value of investments from December 31, 2007 to September 30, 2008 were:

•	A net decrease of $154.2 million in the value of the investment in PagesJaunes, based on a market quotation on a U.S. dollar basis and the related foreign currency exchange contract;
•	A decrease of $156.9 million in the value of the convertible senior note investment in Sun;

•

A net decrease of $145.1 million in the value of the investment in ProSieben, which was marked on a Euro basis from 0.7 times cost as of December 31, 2007 to 0.1 times as of September 30, 2008, and the related foreign currency exchange contract. Including the impact of foreign currency translation, the ProSieben investment was marked on a U.S. dollar basis from 0.8 times to 0.1 times as of September 30, 2008;

•

A decrease of $118.4 million in the value of the investment in ACTS, which was marked on both a Canadian dollar and U.S. dollar basis from 1.0 times cost as of December 31, 2007 to nil as of September 30, 2008;

•

A net decrease of $93.3 million in the value of the investment in NXP, which was marked on a U.S. dollar basis from 0.9 times cost as of December 31, 2007 to 0.5 times as of September 30, 2008, and the related foreign currency exchange contract;

•	A decrease of $75.1 million in the value of the investment in Capmark, which was marked from 1.3 times cost as of December 31, 2007 to 0.8 times as of September 30, 2008;
•	A decrease of $62.1 million in the value of the investment in Legrand Holdings S.A., based on a market quotation on a U.S. dollar basis;
•

A net decrease of $41.2 million in the value of the investment in KION, which was marked on a Euro basis from 1.0 times as of December 31, 2007 to 0.7 times as of September 30, 2008, and the related foreign currency exchange contract. Including foreign currency, the KION investment was marked on a U.S. dollar basis from 1.1 times to 0.8 times as of September 30, 2008;

•

A decrease of $41.9 million in the value of the investment in Boots, which related entirely to the impact of the change in the exchange rate from British pounds sterling to U.S. dollars during the nine months ended September 30, 2008;

•	A decrease of $37.8 million in the value of a fixed income investment;
•	A net decrease of $37.2 million in the value of the convertible preferred stock investment in Orico and the related foreign currency exchange contract; and
•	An increase of $21.2 million in the value of the investment in Nielsen, which was marked from 1.0 times cost as of December 31, 2007 to 1.1 times as of September 30, 2008.

•	Net investment loss was $66.8 million, which principally represented interest expense, management fees and general and administrative expenses, offset by interest and dividend income;

•

Net realized loss on investments and foreign currency was $58.2 million. The net realized loss was primarily comprised of $29.1 million from the sale of opportunistic investments in public equities and related derivative instruments, $25.2 million from the sale of investments by SCF and $23.5 million from the secondary sales of investments in limited partner interests of the KKR 2006 Fund and the KKR Millennium Fund, offset by realized gains of $16.0 million from the sale of Demag Holdings, S.à r.l., the partial sale of security holdings in Rockwood Holdings, Inc. and the final disposition of KSL Holdings – La Costa by KKR’s private equity funds; and

•	The net decrease in net assets resulting from operations was $1,124.5 million and KPE’s total return was (22.6) percent during the nine months ended September 30, 2008.

Investments

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the “Investment Partnership”).  As of September 30, 2008, the fair value of the Investment Partnership’s portfolio of private equity investments, net of related financing, and opportunistic investments was $4,313.9 million, which consisted of:

•                  Investments of $1,557.8 million in the following KKR private equity funds:

•                  KKR 2006 Fund L.P.

•                  KKR Millennium Fund L.P.

•                  KKR European Fund, Limited Partnership

•                  KKR European Fund II, Limited Partnership

•                  KKR Asian Fund, L.P.

•                  KKR European Fund III, Limited Partnership

•                  Co-investments of $2,149.8 million in the following portfolio companies of KKR’s private equity funds:

•                  Alliance Boots GmbH

•                  Biomet, Inc.

•                  Capmark Financial Group Inc.

•                  Dollar General Corporation

•                  Energy Future Holdings Corp.

•                  First Data Corporation

•                  HCA Inc.

•                  KION Group GmbH

•                  The Nielsen Company B.V.

•                  NXP B.V.

•                  PagesJaunes Groupe S.A.

•                  ProSiebenSat. 1 Media AG

•                  U.S. Foodservice, Inc.

•                  Negotiated equity investments of $325.0 million, net of related financing in the following companies:

•                  Orient Corporation

•                  Sun Microsystems, Inc.

•                  Aero Technical Support & Services S.à r.l.

•                  Opportunistic investments of $281.3 million as follows:

•                  Investments by KKR Strategic Capital Institutional Fund, Ltd.

•                  Fixed income investments

•                  Investments in publicly traded securities

Please refer to the schedule of investments as of September 30, 2008, included elsewhere in this release, for detail of the amounts listed above.

Subsequent to September 30, 2008, the Investment Partnership invested an additional $30.1 million in ProSieben, which was comprised of a $28.0 million co-investment and a $2.1 million pro rata share in KKR’s private equity funds’ investment.

Commitments

As of September 30, 2008, the Investment Partnership’s remaining capital commitments related to limited partner interests in KKR’s private equity funds were as follows, with amounts in thousands:

KKR 2006 Fund L.P.	$431,987
KKR European Fund III, Limited Partnership	291,192
KKR Asian Fund L.P.	220,960
KKR Millennium Fund L.P.	4,440
KKR European Fund II, Limited Partnership	1,010
$949,589

We expect that the unfunded capital commitments presented above will be called over a period of several years, if not longer.

Liquidity and Capital Resources

As of September 30, 2008, the Investment Partnership had a cash balance of $142.7 million. As of September 30, 2008, the Investment Partnership had drawn $503.3 million of its $1.0 billion five-year senior secured credit facility established on June 11, 2007.

Subsequent to September 30, 2008 and through October 31, 2008, the Investment Partnership received $325.2 million of proceeds from a $351.0 million credit facility drawdown request to fund potential working capital needs, which resulted in availability for further borrowings under the credit facility of $171.5 million as of October 31, 2008.  As a result of this drawdown and the subsequent investment described above, the Investment Partnership’s cash balance increased, on a pro forma basis, to approximately $437.8 million as of October 31, 2008.  The difference between the proceeds received and the drawdown request was due to the amount not funded by Lehman Commercial Paper Inc. (“Lehman”). Lehman, an original lender under the credit facility with an initial aggregate $75.0 million commitment, has declared bankruptcy and was responsible for funding an additional $37.3 million in commitments as of October 31, 2008.  Due to Lehman’s bankruptcy, we believe that Leman will not fund any part of its remaining commitments.  Therefore, the remaining availability of $171.5 million, absent Lehman’s bankruptcy, has effectively been reduced to $134.2 million in unfunded commitments as of October 31, 2008, or from $1.0 billion to $925.0 million in total commitments, unless Lehman’s commitments are assigned to another existing or new lender.  There can be no assurance that any lender will assume any part of Lehman’s commitment under the credit facility.

Business Environment

Global financial markets have experienced considerable declines in the valuations of equity and debt securities, an acute contraction in the availability of credit and the failure of a number of leading financial institutions during the second half of fiscal 2007 and through 2008 to date.  Uncertainty regarding the value of assets and the ability of counterparties to meet their obligations, and a lack of transparency regarding the magnitude of risk inherent in certain investments, spread from the residential real estate market to financial markets generally.  As a result, sources of liquidity may be not only more difficult, but also impossible to obtain in the current market environment.  In addition, subsequent to September 30, 2008 and through October 31, 2008, there has been a further decline in the global economy and financial markets.  Until the close of the fourth quarter and the completion of the year-end valuation process, KPE and the Investment Partnership will not know the exact impact of this decline on their year-end valuations or results of operations.  The state of the financial markets may also adversely impact other aspects of the business, operations, investments or prospects of KPE and the Investment Partnership in ways that are not currently foreseeable.

Business Combination Transaction

As announced on July 27, 2008, KPE and KKR & Co. L.P. have entered into an agreement providing for the acquisition of all of the assets and assumption of all of the liabilities of KPE by KKR & Co. L.P.   U.S. Securities and Exchange Commission review of the registration statement related to the transaction is continuing.  Subject to the satisfaction or waiver of the conditions to closing, the parties remain committed to completing the transaction, but do not at this point expect the transaction to close until 2009.

Financial Report

KPE has posted its interim financial report, which includes its unaudited financial statements and the unaudited consolidated financial statements of the Investment Partnership, to its website (www.kkrprivateequityinvestors.com).  KPE encourages investors to carefully read these documents accompanying this news release.

Information for Investors – Teleconference and Webcast

KPE will discuss its financial results and the status of the previously announced business combination, described above, on a teleconference to be broadcast live on the Internet on Monday, November 3, 2008 at 3:00 p.m. CET (Amsterdam) / 2:00 p.m. GMT (Guernsey/London) / 9:00 a.m. EDT (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com, as well as on KKR’s website at www.kkr.com.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments selected, evaluated, structured, monitored and exited by investment professionals of Kohlberg Kravis Roberts & Co. (“KKR”).  As of September 30, 2008, over 90% of KPE’s $4.7 billion portfolio was comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and negotiated equity investments.  The remainder of KPE’s portfolio as of September 30, 2008 was invested in opportunistic and temporary investments.  KPE is governed by its general partner’s board of directors, which has a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions.  Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

No Offering Statement

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P.  By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  KPE does not undertake to update any of these forward-looking statements.

******

Investor Contact:	Media Contacts:

Katherine Becher

In the U.S:

In Europe:

Investor Relations Manager	Mark Semer	Ryan O’Keeffe
KKR KPE LLC	Kekst and Company	Finsbury
+1.212.659.2026	+1.212.521.4800	+44.207.251.3801

Additional Information about the Transaction and Where to Find It

This release contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR& Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

FINANCIAL SCHEDULES FOLLOW

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands, except unit and per unit amounts)

	September 30, 2008	December 31, 2007
ASSETS:

Investments in limited partner interests of KKR PEI Investments, L.P., at fair value	$3,866,154	$4,984,533

Cash and cash equivalents	3,630	452
Prepaid expenses	279	141

Total assets	3,870,063	4,985,126

LIABILITIES:
Accrued liabilities	7,769	1,823
Due to affiliate	—	930

Total liabilities	7,769	2,753

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$3,862,294	$4,982,373

NET ASSETS CONSIST OF:
Partners’ capital contributions, net (common units outstanding of 204,902,226 and 204,550,001, respectively)	$4,834,517	$4,830,110
Distributable earnings (loss)	(972,223)	152,263

	$3,862,294	$4,982,373

Net asset value per common unit	$18.85	$24.36

Market price per common unit	$9.40	$18.16

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
NET INVESTMENT INCOME (LOSS) ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:
Investment income	$9,814	$26,582	$40,535	$109,764
Expenses	23,646	31,472	91,230	64,210
	(13,832)	(4,890)	(50,695)	45,554

INVESTMENT INCOME—Interest income	27	28	87	56

EXPENSES—General and administrative expenses	13,430	1,507	16,173	4,369

NET INVESTMENT INCOME (LOSS)	(27,235)	(6,369)	(66,781)	41,241

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:
Net realized gain (loss)	(19,683)	104,814	(58,204)	121,418
Net change in unrealized appreciation (depreciation)	(648,964)	(119,665)	(999,501)	123,019

Net gain (loss) on investments and foreign currency transactions	(668,647)	(14,851)	(1,057,705)	244,437

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(695,882)	$(21,220)	$(1,124,486)	$285,678

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

(Amounts in thousands)

NET ASSETS—DECEMBER 31, 2006	$5,035,599

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	19,029
Net loss on investments and foreign currency transactions	(23,163)

Net decrease in net assets resulting from operations	(4,134)

Distribution to unitholders	(49,092)

NET ASSETS—DECEMBER 31, 2007	$4,982,373

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008:
Net investment loss	(66,781)
Net loss on investments and foreign currency transactions	(1,057,705)

Net decrease in net assets resulting from operations	(1,124,486)

Partners’ capital contributions (issued 352,225 common units)	4,407

NET ASSETS—SEPTEMBER 30, 2008	$3,862,294

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Nine Months Ended
	September 30, 2008	September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(1,124,486)	$285,678
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Net investment loss (income) allocated from KKR PEI Investments, L.P.	50,695	(45,554)
Net loss (gain) on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.	1,057,705	(244,437)
Share-based compensation expense	37	16
Changes in operating assets and liabilities:
Distribution received from KKR PEI Investments, L.P.	9,979	54,082
Increase in prepaid expenses	(138)	(114)
Increase in accrued liabilities	5,909	257
Decrease in due to affiliate	(930)	(123)

Net cash flows provided by (used in) operating activities	(1,229)	49,805

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners’ capital contributions	4,407	—
Distribution to unitholders	—	(49,092)

Net cash flow provided by (used in) financing activities	4,407	(49,092)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,178	713

CASH AND CASH EQUIVALENTS—Beginning of period	452	1,116

CASH AND CASH EQUIVALENTS—End of period	$3,630	$1,829

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(Amounts in thousands)

	September 30, 2008	December 31, 2007

ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $198,390 and $512,607, respectively)	$128,736	$458,792
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,635,583 and $2,635,583, respectively)	2,149,776	2,653,039
Negotiated equity investments—Class B (cost of $992,582 and $992,582, respectively)	674,981	985,557
Private equity funds—Class C (cost of $1,693,367 and $1,813,751, respectively)	1,557,779	1,847,887
Non-private equity fund—Class D (cost of $182,512 and $195,869, respectively)	152,626	189,345
	4,663,898	6,134,620

Cash and cash equivalents	142,669	255,415
Cash and cash equivalents held by a non-private equity fund	1,051	1,091
Restricted cash	21,083	42,237
Other assets	6,274	8,044
Total assets	4,834,975	6,441,407

LIABILITIES:
Accrued liabilities	51,898	30,730
Due to affiliates	5,112	11,961
Securities sold, not yet purchased (proceeds of $22,833)	24,556	—
Options written (proceeds of $324 and $7,290, respectively)	288	5,265
Unrealized loss on foreign currency exchange contracts and interest rate swap, net	25,280	46,051
Other liabilities	171	182
Revolving credit agreement	503,319	1,002,240
Long-term debt	350,000	350,000
Total liabilities	960,624	1,446,429

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$3,874,351	$4,994,978

NET ASSETS CONSIST OF:
Partners’ capital contributions	$4,836,568	$4,836,568
Distributable earnings (loss)	(962,217)	158,410

	$3,874,351	$4,994,978

See accompanying notes to the unaudited consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

(Amounts in thousands, except percentage amounts)

		September 30, 2008
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY TYPE:
Opportunistic investments:	A
Fixed income investments		$143,967	$93,861	2.4%
Public equities – common stocks		54,423	34,875	0.9
		198,390	128,736	3.3

Co-investments in portfolio companies of private equity funds:	B
HCA Inc.		250,000	300,000	7.7
Alliance Boots GmbH.		301,352	267,115	6.9
Dollar General Corporation		250,000	250,000	6.4
The Nielsen Company B.V.		200,000	220,000	5.7
Biomet, Inc.		200,000	200,000	5.2
Energy Future Holdings Corp.		200,000	200,000	5.2
First Data Corporation		200,000	200,000	5.2
NXP B.V.		250,000	125,000	3.2
Capmark Financial Group Inc.		137,321	108,000	2.8
U.S. Foodservice, Inc.		100,000	100,000	2.6
KION Group GmbH.		112,824	84,506	2.2
PagesJaunes Groupe S.A.		235,201	74,041	1.9
ProSiebenSat.1 Media AG		198,885	21,114	0.5
		2,635,583	2,149,776	55.5
Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes		701,164	511,000	13.2
Orient Corporation convertible preferred stock		169,706	163,981	4.2
Aero Technical Support & Services S.à r.l		121,712	—	—
		992,582	674,981	17.4

Private equity funds:	C
KKR 2006 Fund L.P.		1,123,013	1,065,489	27.5
KKR Millennium Fund L.P.		199,278	173,619	4.5
KKR European Fund, Limited Partnership		202,115	171,584	4.4
KKR European Fund II, Limited Partnership		95,944	75,135	1.9
KKR Asian Fund L.P.		64,040	64,260	1.7
KKR European Fund III, Limited Partnership		8,977	7,692	0.2
		1,693,367	1,557,779	40.2

Non-private equity funds – Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	182,512	152,626	4.0
		$5,702,434	$4,663,898	120.4%

	September 30, 2008
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY GEOGRAPHY:
North America	$3,733,168	$3,350,039	86.5%
Europe	1,640,648	978,560	25.2
Asia Pacific	328,618	335,299	8.7
	$5,702,434	$4,663,898	120.4%

INVESTMENTS BY INDUSTRY:
Health Care	$1,078,382	$1,084,982	28.0%
Financial Services	1,009,633	945,423	24.4
Technology	1,133,813	799,581	20.6
Retail	624,793	590,121	15.2
Media/Telecom	932,738	517,099	13.4
Energy	387,221	387,299	10.0
Industrial	440,813	263,076	6.8
Consumer Products	75,870	53,606	1.4
Chemicals	19,171	22,711	0.6
	$5,702,434	$4,663,898	120.4%

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULES OF SECURITIES SOLD, NOT YET PURCHASED (UNAUDITED)

(Amounts in thousands)

	September 30, 2008		December 31, 2007
Instrument Type/Geography	Fair Value	Proceeds	Fair Value	Proceeds
Public equities, common stock:
North America	$22,377	$20,937	$—	$—
Europe	2,179	1,896	—	—
	$24,556	$22,833	$—	$—

Instrument Type/Industry
Public equities, common stock:
Financial Services	$15,829	$13,757	$—	$—
Retail	5,869	5,949	—	—
Health Care	2,858	3,127	—	—
	$24,556	$22,833	$—	$—

CONSOLIDATED SCHEDULES OF OPTIONS WRITTEN (UNAUDITED)

(Amounts in thousands)

	September 30, 2008		December 31, 2007
Geography/Instrument Type/Industry	Fair Value	Proceeds	Fair Value	Proceeds
North America – public equities, common stock:
Energy	$130	$198	$5,265	$7,290
Financial Services	118	94	—	—
Health Care	40	32	—	—
	$288	$324	$5,265	$7,290

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended		Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

INVESTMENT INCOME:
Interest income	$9,636	$23,560	$31,663	$86,783
Dividend income, net of withholding taxes of $85, $139, $334 and $765, respectively	199	3,078	8,955	23,209
Total investment income	9,835	26,638	40,618	109,992

EXPENSES:
Management fees	11,560	15,093	38,298	34,550
Incentive fees	—	(850)	—	926
Interest expense	11,351	16,057	48,775	25,663
Dividend expense	194	—	1,090	—
General and administrative expenses	567	1,208	3,178	3,134
Total expenses	23,672	31,508	91,341	64,273

NET INVESTMENT INCOME (LOSS)	(13,837)	(4,870)	(50,723)	45,719

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain (loss), net of withholding tax (benefit) of $0, $488, $(37) and $977, respectively	(19,722)	105,033	(58,324)	121,671
Net change in unrealized appreciation (depreciation)	(650,315)	(119,914)	(1,001,580)	123,274

Net gain (loss) on investments and foreign currency transactions	(670,037)	(14,881)	(1,059,904)	244,945

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(683,874)	$(19,751)	$(1,110,627)	$290,664

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

(Amounts in thousands)

	General Partner	Limited Partner	Total

NET ASSETS—DECEMBER 31, 2006	$10,454	$5,035,945	$5,046,399

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	150	25,833	25,983
Net realized gain on investments and foreign currency transactions	236	113,196	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(283)	(136,359)	(136,642)
Net increase in net assets resulting from operations	103	2,670	2,773

Fair value of distributions	(112)	(54,082)	(54,194)
DECREASE IN NET ASSETS	(9)	(51,412)	(51,421)

NET ASSETS—DECEMBER 31, 2007	10,445	4,984,533	4,994,978

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008:
Net investment loss	(28)	(50,695)	(50,723)
Net realized loss on investments and foreign currency transactions	(120)	(58,204)	(58,324)
Net change in unrealized depreciation on investments and foreign currency transactions	(2,079)	(999,501)	(1,001,580)
Net decrease in net assets resulting from operations	(2,227)	(1,108,400)	(1,110,627)

Fair value of distributions	(21)	(9,979)	(10,000)
DECREASE IN NET ASSETS	(2,248)	(1,118,379)	(1,120,627)

NET ASSETS—SEPTEMBER 30, 2008	$8,197	$3,866,154	$3,874,351

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in thousands)

	Nine Months Ended
	September 30, 2008	September 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(1,110,627)	$290,664
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Amortization of deferred financing costs	652	294
Net realized loss (gain)	58,324	(121,671)
Net change in unrealized depreciation (appreciation) on investments	1,022,351	(162,996)
Increase (decrease) in unrealized loss on foreign currency exchange contracts and interest rate swap	(20,771)	39,722
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(78,567)	(707,094)
Purchase of securities to settle short sales	(214,458)	—
Purchase of options	(5,884)	—
Purchase of co-investments in portfolio companies of private equity funds	—	(1,485,440)
Purchase of negotiated equity investments	—	(520,870)
Purchase of investments by private equity funds	(208,969)	(1,044,418)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	(14,249)	(123,135)
Proceeds from sale of opportunistic investments	357,417	499,764
Proceeds from securities sold short, not yet purchased	240,856	—
Proceeds from options written	2,529	10,101
Proceeds from sale of investments by private equity funds	321,787	156,017
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	2,400	15,629
Decrease in cash and cash equivalents held by a non-private equity fund	40	—
Decrease in time deposit	—	1,000,000
Decrease in other assets	1,118	32,103
Decrease (increase) in restricted cash	21,154	(18,558)
Increase in accrued liabilities	21,168	25,972
Increase (decrease) in due to affiliates	(6,849)	5,612
Decrease in other liabilities	(11)	(17,983)
Effect of exchange rate fluctuations on cash and cash equivalents	—	6,923
Net cash flows provided by (used in) operating activities	389,411	(2,119,364)

	Nine Months Ended
	September 30, 2008	September 30, 2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on borrowings under the revolving credit agreement	(492,157)	—
Borrowings under the revolving credit agreement	—	999,266
Deferred financing costs	—	(4,405)
Distributions to partners	(10,000)	(54,194)
Net cash flows provided by (used in) financing activities	(502,157)	940,667

NET DECREASE IN CASH AND CASH EQUIVALENTS	(112,746)	(1,178,697)
CASH AND CASH EQUIVALENTS—Beginning of period	255,415	2,139,621
CASH AND CASH EQUIVALENTS—End of period	$142,669	$960,924

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$40,127	$—

NON-CASH FINANCING ACTIVITIES:
Increase in long-term debt related to Sun financing	$—	$350,000
Increase (decrease) in revolving credit agreement - foreign currency adjustments	(6,764)	11,279